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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Childtime Learning Centers, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

168820108

(CUSIP Number)

Benjamin R. Jacobson
595 Madison Avenue, Suite 3100
New York, NY 10022
(212) 758-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 168820108

1.	Name of Reporting Person: JP Acquisition Fund II, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,327,712

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,327,712

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,327,712

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.9%

14.	Type of Reporting Person (See Instructions): PN

Page 2 of 66 pages

1.	Name of Reporting Person: JP Acquisition Fund III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 6,887,851

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 6,887,851

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,887,851

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 34.8%

14.	Type of Reporting Person (See Instructions): PN

Page 3 of 66 pages

1.	Name of Reporting Person: JPAF Limited Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,327,712

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,327,712

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,327,712

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.9%

14.	Type of Reporting Person (See Instructions): PN

Page 4 of 66 pages

1.	Name of Reporting Person: JPAF, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,327,712

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,327,712

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,327,712

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.9%

14.	Type of Reporting Person (See Instructions): CO

Page 5 of 66 pages

1.	Name of Reporting Person: JPAF III LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 6,887,851

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 6,887,851

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,887,851

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 34.8%

14.	Type of Reporting Person (See Instructions): CO

Page 6 of 66 pages

1.	Name of Reporting Person: Jacobson Partners		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 8,003,904

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,734,189

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,734,189

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 64.4%

14.	Type of Reporting Person (See Instructions): PN

Page 7 of 66 pages

1.	Name of Reporting Person: Benjamin R. Jacobson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 262,889

		8.	Shared Voting Power: 12,481,300

		9.	Sole Dispositive Power: 10,000

		10.	Shared Dispositive Power: 12,744,189

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,744,189

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 64.5%

14.	Type of Reporting Person (See Instructions): IN

Page 8 of 66 pages

1.	Name of Reporting Person: HVS Boxers LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 168,950

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 168,950

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 168,950

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.9%

14.	Type of Reporting Person (See Instructions): CO

Page 9 of 66 pages

1.	Name of Reporting Person: Michael J. Fuchs		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 335,391

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 335,391

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 335,391

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.7%

14.	Type of Reporting Person (See Instructions): IN

Page 10 of 66 pages

1.	Name of Reporting Person: George A. Kellner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 660,582

		8.	Shared Voting Power: 169,105

		9.	Sole Dispositive Power: 660,582

		10.	Shared Dispositive Power: 169,105

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 829,687

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.2%

14.	Type of Reporting Person (See Instructions): IN

Page 11 of 66 pages

1.	Name of Reporting Person: Amcito Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 168,950

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 168,950

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 168,950

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.9%

14.	Type of Reporting Person (See Instructions): PN

Page 12 of 66 pages

1.	Name of Reporting Person: Brandywine Managers, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 168,950

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 168,950

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 168,950

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.9%

14.	Type of Reporting Person (See Instructions): PN

Page 13 of 66 pages

1.	Name of Reporting Person: Amcito G.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 168,950

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 168,950

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 168,950

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.9%

14.	Type of Reporting Person (See Instructions): PN

Page 14 of 66 pages

1.	Name of Reporting Person: David C. Patterson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 168,950

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 168,950

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 168,950

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.9%

14.	Type of Reporting Person (See Instructions): IN

Page 15 of 66 pages

1.	Name of Reporting Person: Judith A. Little		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 168,950

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 168,950

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 191,184

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.9%

14.	Type of Reporting Person (See Instructions): IN

Page 16 of 66 pages

1.	Name of Reporting Person: Gregory S. Little		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 168,950

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 168,950

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 168,950

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.9%

14.	Type of Reporting Person (See Instructions): IN

Page 17 of 66 pages

1.	Name of Reporting Person: Jacqueline P. Little		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 168,950

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 168,950

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 168,950

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.9%

14.	Type of Reporting Person (See Instructions): IN

Page 18 of 66 pages

1.	Name of Reporting Person: Nathan Gantcher		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 40,800

		8.	Shared Voting Power: 168,950

		9.	Sole Dispositive Power: 40,800

		10.	Shared Dispositive Power: 168,950

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 209,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.1%

14.	Type of Reporting Person (See Instructions): IN

Page 19 of 66 pages

1.	Name of Reporting Person: Gerald L. Parsky		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 168,950

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 168,950

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 168,950

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.9%

14.	Type of Reporting Person (See Instructions): IN

Page 20 of 66 pages

1.	Name of Reporting Person: Paul V. Hoagland		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,753

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,753

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,753

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): less than 0.1%

14.	Type of Reporting Person (See Instructions): IN

Page 21 of 66 pages

1.	Name of Reporting Person: Barcam Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 54,393

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 54,393

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 54,393

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): HC

Page 22 of 66 pages

1.	Name of Reporting Person: Bernard Matte		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 54,393

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 54,393

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 54,393

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): IN

Page 23 of 66 pages

1.	Name of Reporting Person: Raymond P. Barbrick		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 8,114

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 8,114

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,114

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): less than 0.1%

14.	Type of Reporting Person (See Instructions): IN

Page 24 of 66 pages

1.	Name of Reporting Person: Harrison R. Horan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 749,516

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 749,516

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 749,516

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.8%

14.	Type of Reporting Person (See Instructions): IN

Page 25 of 66 pages

1.	Name of Reporting Person: Walter E. Cisowski		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,753

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,753

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,753

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): less than 0.1%

14.	Type of Reporting Person (See Instructions): IN

Page 26 of 66 pages

1.	Name of Reporting Person: Timothy Whelan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 8,114

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 8,114

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,114

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): less than 0.1%

14.	Type of Reporting Person (See Instructions): IN

Page 27 of 66 pages

1.	Name of Reporting Person: John Dickerson(as Joint Tenant with Right of Survival with Beverly Dickerson)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 28,707

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 28,707

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,707

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person (See Instructions): IN

Page 28 of 66 pages

1.	Name of Reporting Person: Beverly Dickerson (as Joint Tenant with Right of Survival with John Dickerson)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 28,707

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 28,707

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,707

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person (See Instructions): IN

Page 29 of 66 pages

1.	Name of Reporting Person: Geraldine Ann Dafniotis f/k/a Geraldine Ann Cachat		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,053

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,053

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,053

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): less than 0.1%

14.	Type of Reporting Person (See Instructions): IN

Page 30 of 66 pages

1.	Name of Reporting Person: Jamie L. Goldberg		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,808

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): less than 0.1%

14.	Type of Reporting Person (See Instructions): IN

Page 31 of 66 pages

1.	Name of Reporting Person: Trust FBO Nicolas Karlson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 55,467

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 55,467

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 55,467

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): OO

Page 32 of 66 pages

1.	Name of Reporting Person: Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 110,974

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 110,974

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 110,974

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.6%

14.	Type of Reporting Person (See Instructions): OO

Page 33 of 66 pages

1.	Name of Reporting Person: James J. Morgan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 110,000

		8.	Shared Voting Power: 236,818

		9.	Sole Dispositive Power: 110,000

		10.	Shared Dispositive Power: 236,818

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 346,818

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.8%

14.	Type of Reporting Person (See Instructions): IN

Page 34 of 68 pages

1.	Name of Reporting Person: Allan Chan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,053

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,053

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,053

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): less than 0.1%

14.	Type of Reporting Person (See Instructions): IN

Page 35 of 68 pages

1.	Name of Reporting Person: Silvia Cocozza		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,053

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,053

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,053

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): less than 0.1%

14.	Type of Reporting Person (See Instructions): IN

Page 36 of 66 pages

1.	Name of Reporting Person: Edmund Gaffney		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 10,247

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 10,247

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,247

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person (See Instructions): IN

Page 37 of 66 pages

1.	Name of Reporting Person: Christopher D. Heinz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 25,687

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 25,687

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,687

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person (See Instructions): IN

Page 38 of 66 pages

1.	Name of Reporting Person: Virginia Juliano		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,053

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,053

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,053

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): less than 0.1%

14.	Type of Reporting Person (See Instructions): IN

Page 39 of 66 pages

1.	Name of Reporting Person: D. Michael (“D.M.”) Harlan, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,053

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,053

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,053

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): less than 0.1%

14.	Type of Reporting Person (See Instructions): IN

Page 40 of 66 pages

1.	Name of Reporting Person: Maria Ruvio (as Joint Tenant with Right of Survival with Gaetano Ruvio)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,053

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,053

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,053

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): less than 0.1%

14.	Type of Reporting Person (See Instructions): IN

Page 41 of 66 pages

1.	Name of Reporting Person: Gaetano Ruvio (as Joint Tenant with Right of Survival with Maria Ruvio)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,053

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,053

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,053

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): less than 0.1%

14.	Type of Reporting Person (See Instructions): IN

Page 42 of 66 pages

1.	Name of Reporting Person: Rodgers Chris Busbee		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,053

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,053

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,053

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): less than 0.1%

14.	Type of Reporting Person (See Instructions): IN

Page 43 of 66 pages

1.	Name of Reporting Person: Kurt Schnaubelt		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,053

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,053

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,053

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): less than 0.1%

14.	Type of Reporting Person (See Instructions): IN

Page 44 of 66 pages

1.	Name of Reporting Person: Jacobson Partners Profit Sharing Plan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: N/A

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 622,656

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 622,656

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 622,656

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.2%

14.	Type of Reporting Person (See Instructions): EP

Page 45 of 66 pages

Notwithstanding anything to the contrary contained herein, each Reporting Person hereby disclaims, for the purposes of Section 13(d) or Section 13(g) of the Securities and Exchange Act of 1934, as amended, beneficial ownership of any Shares not owned directly by such Reporting Person, and the filing of this schedule shall not be construed as an admission that such Reporting Person is the beneficial owner of any such Shares.

Item 1. Security and Issuer.

     This Statement on Schedule 13D/A, Amendment No. 7 (“Amendment No. 7”) relates to the shares of Common Stock, no par value (the “Shares”), of Childtime Learning Centers, Inc., a Michigan corporation (the “Company”) and amends and supplements the Statement on Schedule 13D, dated July 24, 2000 (the “Initial 13D Filing”), and subsequently amended on August 22, 2000 (“Amendment No. 1”), September 1, 2000 (“Amendment No. 2”), September 30, 2002 (“Amendment No. 3”), March 4, 2003 (“Amendment No. 4”), May 16, 2003 (“Amendment No. 5”) and November 20, 2003 (“Amendment No. 6”) (Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 are collectively referred to herein as the “Prior 13D Amendments”). The Initial 13D Filing, Amendment No. 1 and Amendment No. 2 were filed on behalf of JP Acquisition Fund II, L.P., JP Acquisition Fund III, L.P., JPAF Limited Partnership, JPAF III LLC, Jacobson Partners, Benjamin R. Jacobson, James F. Wilson, Michael J. Fuchs, George A. Kellner, Wm. Brian Little, Amcito Partners, L.P., Nathan Gantcher, Gerald L. Parsky, Paul V. Hoagland, Bernard Matte, Barcam Holdings, Inc., Raymond P. Barbrick, Harrison R. Horan, Walter E. Cisowski, Timothy Whelan, John Dickerson, Geraldine Ann Dafniotis f/k/a Geraldine Ann Cachat, Jamie L. Goldberg, Trust FBO Nicolas Karlson and Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson (such persons, other than James F. Wilson and Wm. Brian Little, are referred to hereinafter as the “Initial Reporting Persons”). Amendment No. 3 and Amendment No. 4 were filed on behalf of the Initial Reporting Persons and the following additional persons: JPAF, Inc., HVS Boxers LLC, Brandywine Managers, LLC, Amcito G.P., David C. Patterson, Judith A. Little, Gregory S. Little, Jacqueline P. Little, Beverly Dickerson and James J. Morgan (collectively with the Initial Reporting Persons, the “Prior Reporting Persons”). Amendment No. 5 was filed on behalf of the Prior Reporting Persons and the following additional persons: Allan Chan, Silvia Cocozza, Edmund Gaffney, Christopher D. Heinz, Virginia Juliano, D. Michael (“D. M.”) Harlan, Jr., Maria Ruvio, Gaetano Ruvio, Rodgers Chris Busbee, Kurt Schnaubelt and Jacobson Partners Profit Sharing Plan (such additional persons being referred to collectively herein as the “Subsequent Reporting Persons”). The Prior Reporting Persons and the Subsequent Reporting Persons are collectively referred to herein as the “Reporting Persons.” Amendment No. 6 was and this Amendment No. 7 is filed on behalf of the Reporting Persons.

     Capitalized terms used but not defined herein shall have the respective meanings assigned to them in the Initial 13D Filing or the Prior 13D Amendments.

Page 46 of 66 pages

Item 2. Identity and Background.

     See the initial 13D Filing and the Prior 13D Amendments for disclosure relating to this Item.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and supplemented by adding thereto the following information:

     As more fully described in Item 4, on December 19, 2003, the KD Partnerships were liquidated (the “Liquidation”), and, except to the extent such partnerships, at the direction of certain of their respective partners (direct and indirect), accepted the Jacobson Partners Offer (as described below), the Shares held by such partnerships were distributed pro rata to each of their respective partners (direct and indirect) who gave no such direction.

     George A. Kellner, a Reporting Person, and a partner of the KD Partnerships, received 98,926 Shares upon the liquidation of Childcare Associates and 2,342 Shares upon the liquidation of KD Partners II. Mr. Kellner’s spouse received 12,140 Shares upon the liquidation of Childcare Associates. No consideration was paid or received in connection with the Liquidation.

     As described more fully in Item 4, immediately prior to the Liquidation, Jacobson Partners, a Reporting Person (of which Benjamin R. Jacobson, a Reporting Person and the Company’s Chairman of the Board of Directors, is managing partner), on behalf of certain Pecuniary Parties (as defined in Item 4 below), pursuant to its previous Offer, has purchased from the KD Partnerships, based on directions to the KD Partnerships of certain of their respective partners (direct and indirect), 1,116,053 Shares at a price of $0.88 per share, the subscription price applicable to the common stock component of the Company’s rights offering completed May 2003. The aggregate consideration for the Shares purchased by Jacobson Partners was $982,126,64, and the source of such consideration was personal funds and general working capital of the Pecuniary Parties.

     As described more fully in Item 4, on December 23, 2003, Mr. Jacobson transferred by gift 39,774 Shares to Jacobson Partners, as nominee for each of the following persons: Nicolas Karlson, as custodian for Sebastian L. Karlson under the New York Uniform Transfers to Minors Act, Silvia Cocozza, Geraldine Ann Dafniotis f/k/a Geraldine Ann Cachat, Virginia Juliano, Jamie Goldberg, Trust U/A/D 12/28/78 FBO Nicholas Karlson, Michael J. Fuchs, Trustee, and Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson, Michael J. Fuchs, Trustee. 5,682 Shares were allocated to each person. No consideration was paid or received in connection with such gifts.

Page 47 of 66 pages

Item 4. Purpose of Transaction.

     Item 4 is hereby amended and supplemented by adding thereto the following information:

     On December 22, 2003, as contemplated by letters previously sent to each of the partners (direct and indirect) of the KD Partnerships from Mr. Kellner, the KD Partnerships were liquidated. Unless a partner had previously notified the applicable KD Partnership that such partner desired the KD Partnership, on behalf of such partner, to accept the Jacobson Partners Offer and sell to Jacobson Partners Shares owned by the KD Partnership that would otherwise to be distributed to such partner upon the Liquidation, Shares were delivered to such partner in accordance with the partner’s pro rata interest in the applicable KD Partnership. Upon completion of the Liquidation, 1,722,547 Shares were distributed to the partners (direct and indirect) of the KD Partnerships. Of such Shares, Mr. Kellner received 98,926 Shares from Childcare Associates and 2,342 from KD Partners II, and Mr. Kellner’s spouse received 12,140 Shares from Childcare Associates. In connection with the Liquidation, Mr. Kellner has expressed his intent to resign as a member of the Company’s Board of Directors, and as Vice Chairman of the Board, at the next Board of Directors meeting, currently scheduled for February 2004.

     Pursuant to the Offer previously made by Jacobson Partners, Jacobson Partners, on behalf of the persons listed below (the “Pecuniary Parties”), each of which is either a limited partner of a Reporting Person, a Reporting Person, or an employee of Jacobson Partners, agreed to purchase from the KD Partnerships Shares to be distributed to the partners (direct and indirect) of such partnerships, at an offering price of $0.88 per share, the subscription price applicable to the common stock component of the Company’s rights offering completed May 2003. Of the 2,425,173 Shares held by Childcare Associates, partners to whom an aggregate 928,777 Shares should have been distributed, as a result of the liquidation of Childcare Associates, directed Childcare Associates to accept the Offer on their behalf. Of the 413,427 Shares held by KD Partners II, partners to whom an aggregate 187,276 Shares should have been distributed, as a result of the liquidation of KD Partners II, directed KD Partners II to accept the Offer. As a result, an aggregate 1,116,053 Shares were purchased by Jacobson Partners, for the benefit of the Pecuniary Parties. Such Shares were purchased for investment purposes.

     The identity of each Pecuniary Party and the number of shares allocated to each Pecuniary Party is set forth below:

Name	Number of Shares

Alan M. Bilgore	12,146
Brandywine Private Equity Partners	157,899
Robert F. Cummings, Jr.	12,146
Thomas Devlin	97,168
David E. DeLeeuw	6,073
Milton Dresner	12,146
Milton Dresner, Trustee	12,146
Nathan Gantcher	34,380
John Gordon	18,219

Page 48 of 66 pages

Name	Number of Shares

Henry L. Hillman Trust	31,579
William T. Hillman Trust	10,931
Juliet L. Hillman Trust	10,931
Henry L. Hillman, Jr. Trust	10,931
Audrey H. Hillman Trust	10,931
Audrey Fisher	12,146
Henry L. Hillman	24,292
Trust FBO the Children of William T. Hillman	6,073
Tatnall L. Hillman	12,146
Trust FBO the Children of Henry L. Hillman, Jr.	12,146
Juliet L. Simonds	12,146
Howard Lorch	12,146
Merifin Capital, N.V.	24,292
Andrew Sabin	24,292
Alfred Shuman	12,146
Richard A. Morton	18,219
Richard A. Morton, IRA	6,073
Woodbrook MB L.P.	34,009
Judson Reis	6,072
Alfred W. Roberts III	18,219
Wadler Family Trust	12,146
Wilmington Securities, Inc.	106,885
Matthias B. Bowman	12,146
Juliet Challenger, Inc.	60,730
Stanley Cohen	6,073
Gerald B. Cramer Revocable Trust	6,073
Philip N. Dub	2,429
Todd Goodwin	12,146
James Morgan	28,307
Eric Rosenfeld	6,073
Bruce Slovin	12,146
Edmund J. Gaffney	11,363
Timothy B. MacColl	11,363
Harrison R. Horan	22,234
Amcito Partners	22,234
Gerald Parsky	22,234
HVS Boxers, LLC	22,234
George Kellner	22,234
Benjamin R. Jacobson	44,960

Total	1,116,053

     On December 23, 2003, Mr. Jacobson transferred by gift an aggregate of 39,774 Shares to Jacobson Partners, as nominee, with 5,682 Shares being allocated to each of Nicolas Karlson, as custodian for Sebastian L. Karlson under the New York Uniform Transfers to Minors Act, Silvia Cocozza, Geraldine Ann Dafniotis f/k/a Geraldine Ann Cachat, Virginia Juliano, Jamie Goldberg, Trust U/A/D 12/28/78 FBO Nicholas Karlson, Michael J. Fuchs, Trustee, and Trust U/A/D 12/21/87

Page 49 of 66 pages

FBO Sara Katherine Jacobson, Michael J. Fuchs, Trustee.

     Except as expressly disclosed herein, in the Initial 13D Filing or in the Prior Amendments, the Reporting Persons are not currently contemplating any transactions or changes with respect to the Company of a nature which would require disclosure under this Item.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and supplemented by adding thereto the following information:

     Based on the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 10, 2003, the aggregate number of issued and outstanding Shares of the Company was 19,769,010.

     As of the date of this Amendment No. 7, the Reporting Persons, as a group, may be deemed to beneficially own an aggregate of 13,631,161 Shares, representing approximately 70% of the Shares that would be outstanding assuming exercise of all options to purchase Shares beneficially owned by the Reporting Persons which are presently exercisable or exercisable within 60 days. Options included in this calculation consist of options to purchase an aggregate of 130,000 Shares held by Messrs. Jacobson, Morgan and Kellner, and Contingent Options to purchase an aggregate of 400,000 Shares.

     The number of Shares beneficially owned by Jacobson Partners is 12,734,189, which represents 64.4% of the Shares outstanding. The Shares beneficially owned by Jacobson Partners include 6,887,851 Shares held by JP Acquisition Fund III, L.P. (including 262,610 Shares issuable upon exercise of Contingent Options) (the “JPAF III Shares”). Jacobson Partners is the sole member of JPAF III LLC, which is the general partner of JP Acquisition Fund III, L.P. Consequently, Jacobson Partners may be deemed to have shared voting power and shared dispositive power with respect to all the JPAF III Shares. Also includes 4,770,059 Shares owned directly by other Reporting Persons (including 137,390 Shares issuable upon exercise of Contingent Options owned directly by such Reporting Persons) as to which, pursuant to the Securityholders’ Agreement, Jacobson Partners has certain significant rights to both restrict or compel their disposition. Consequently, Jacobson Partners may be deemed to have shared dispositive power, but no voting power, over such 4,770,059 Shares. Also includes 39,774 Shares transferred to Jacobson Partners, as nominee, for the gifts disclosed above, with respect to which Shares Jacobson Partners has sole voting power and sole dispositive power. Also includes the 1,116,053 Shares acquired by Jacobson Partners on behalf of the Pecuniary Parties, with respect to which Shares Jacobson Partners has sole voting power and sole dispositive power.

     The number of Shares beneficially owned by Mr. Jacobson is 12,744,189, which represents 64.5% of the Shares outstanding, including options to purchase Shares which are presently exercisable, or exercisable within 60 days, by Mr. Jacobson. Includes 10,000 Shares issuable pursuant to presently exercisable stock options issued to Mr. Jacobson under the Company’s Director Stock Option Plan, as to which Mr. Jacobson would have sole voting power and sole dispositive power. Also includes 252,889 Shares which are owned directly by Mr. Jacobson (including 4,317 Shares issuable upon exercise of Contingent Options owned directly by Mr. Jacobson). Since, pursuant to the Securityholders’ Agreement, Jacobson Partners has

Page 50 of 66 pages

certain significant rights to both restrict and compel the disposition of such 252,889 Shares, Mr. Jacobson has sole voting power but may be deemed to have shared dispositive power with respect to such Shares. Also includes 2,327,712 shares held by JP Acquisition Fund II, L.P. (“JPAF II”) (including 262,610 Shares issuable upon exercise of Contingent Options owned directly by JPAF II), as to which Mr. Jacobson may be deemed to have shared voting power and shared dispositive power. Mr. Jacobson is the controlling shareholder of JPAF, Inc., which is the general partner of JPAF Limited Partnership, which is the general partner of JPAF II. Also includes the JPAF III Shares referenced above, as to which Mr. Jacobson may be deemed to have shared voting power and shared dispositive power. Mr. Jacobson is the managing partner of Jacobson Partners, which is the sole member of JPAF III LLC, which is the general partner of JPAF III. Also includes 622,656 Shares owned directly by the Jacobson Partners Profit Sharing Plan, as to which Mr. Jacobson may be deemed to have shared voting power and shared dispositive power because he is a co-trustee of the plan. In addition, pursuant to the Securityholders’ Agreement, Jacobson Partners has certain significant rights to both restrict and compel disposition of, and Mr. Jacobson has certain proxy rights to vote, such Shares. Also includes 1,527,028 Shares owned directly by other Reporting Persons (including (i) 47,061 Shares issuable upon exercise of Contingent Options owned directly by such Reporting Persons, and (ii) 39,774 Shares transferred by gift to certain Reporting Persons as described in Item 4 above) as to which, Jacobson Partnes has certain significant rights to both restrict and compel their disposition. Consequently, Mr. Jacobson may be deemed to have shared voting power and shared dispositive power with respect to such 1,527,028 Shares. Also includes the 1,116,053 Shares acquired by Jacobson Partners on behalf of the Pecuniary Parties, with respect to which Shares Mr. Jacobson is deemed to have sole voting power and sole dispositive power.

     Upon the Liquidation, the number of Shares owned by Mr. Kellner is 829,687, which represents 4.2% of the Shares outstanding, including options to purchase Shares which are presently exercisable, or exercisable within 60 days, by Mr. Kellner. The Shares beneficially owned by Mr. Kellner include 650,582 Shares owned directly by Mr. Kellner, as to which he has sole voting power and sole dispositive power. Also includes 93,515 Shares owned directly by Mr. Kellner (including 6,401 Shares issuable upon exercise of Contingent Options owned directly by Mr. Kellner) as to which, pursuant to the Securityholders’ Agreement, Jacobson Partners has certain proxy voting rights. Consequently, Mr. Kellner may be deemed to have shared voting power and shared dispositive power with respect to such 93,515 Shares. Also includes 75,590 Shares owned directly by Martha Kellner, Mrs. Kellner’s spouse, as to which Mr. Kellner may be deemed to exercise shared voting power and shared dispositive power. Also includes 10,000 Shares issuable pursuant to presently exercisable stock options granted to Mr. Kellner under the Company’s Director Stock Option Plan, as to which Mr. Kellner would have sole voting power and sole dispositive power. Does not include the 22,234 Shares acquired by Jacobson Partners on behalf of Mr. Kellner, as a Pecuniary Party.

Page 51 of 66 pages

     Except as described herein, no transactions involving Shares beneficially owned by any Reporting Person were effected within the sixty days prior to the date of this Amendment No. 7.

     Except for (1) Martha Kellner, who may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares directly owned by her, and (2) the Pecuniary Parties, who may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares acquired by Jacobson Partners on their behalf (as described in Item 4 above), no person, other than a Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended and supplemented by adding thereto the following information:

     As described more fully in Item 4, pursuant to Letters sent to the partners (direct and indirect) of each KD Partnership, such KD Partnerships were liquidated on December 19, 2003.

     Pursuant to Assignment Agreements with Childcare Associates an KD Partners II dated December 19, 2003, attached hereto as Exhibit 1 and Exhibit 2, respectively, Jacobson Partners, on behalf of the Pecuniary Parties, purchased an aggregate of 1,116,053 Shares from the KD Partnerships at the direction of such partners, at $0.88 per share, the subscription price applicable to the common stock component of the Company’s rights offering completed May 2003. The partners who did not direct the KD Partnerships to sell their pro rata interest in the Shares to Jacobson Partners, received their pro rata interest of Shares upon the Liquidation.

Page 52 of 66 pages

Item 7. Material to be Filed as Exhibits.

     See the Initial 13D Filing and the Prior 13D Amendments for disclosure relating to this Item.

1.	Assignment Agreement with Childcare Associates

2.	Assignment Agreement with KD Partners II

Page 53 of 66 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2003	JP ACQUISITION FUND II, L.P.

By: JPAF Limited Partnership, General Partner
By: JPAF, Inc., General Partner

	By:	/s/ Benjamin R. Jacobson

Benjamin R. Jacobson, President

JP ACQUISITION FUND III, L.P.

By: JPAF III LLC, General Partner
By: Jacobson Partners, Sole Member

	By:	/s/ Benjamin R. Jacobson

Benjamin R. Jacobson, Managing Partner

JPAF LIMITED PARTNERSHIP

By: JPAF, Inc., General Partner

	By:	/s/ Benjamin R. Jacobson

Benjamin R. Jacobson, President

JPAF, INC

	By:	/s/ Benjamin R. Jacobson

Benjamin R. Jacobson, President

Page 54 of 66 pages

JPAF III LLC

By: Jacobson Partners, Sole Member

By:	/s/ Benjamin R. Jacobson

Benjamin R. Jacobson, Managing Partner

JACOBSON PARTNERS

By:	/s/ Benjamin R. Jacobson

Benjamin R. Jacobson, Managing Partner

/s/ Benjamin R. Jacobson

BENJAMIN R. JACOBSON

HVS BOXERS, LLC*
MICHAEL J. FUCHS*
GEORGE A. KELLNER*
AMCITO PARTNERS, L.P.*
BRANDYWINE MANAGERS, LLC*
AMCITO G.P.*
DAVID C. PATTERSON*
JUDITH A. LITTLE*
GREGORY S. LITTLE*
JACQUELINE P. LITTLE*
NATHAN GANTCHER*
GERALD L. PARSKY*
PAUL V. HOAGLAND*
BARCAM HOLDINGS, INC.*
BERNARD MATTE*
RAYMOND P. BARBRICK*
HARRISON R. HORAN*
WALTER E. CISOWSKI*
TIMOTHY WHELAN*
JOHN DICKERSON*
BEVERLY DICKERSON*
GERALDINE ANN DAFNIOTIS F/K/A GERALDINE ANN CACHAT*
JAMIE L. GOLDBERG*
TRUST FBO NICOLAS KARLSON*

Page 55 of 66 pages

TRUST U/A/D 12/21/87 FBO SARA KATHERINE JACOBSON*
JAMES J. MORGAN*
ALLAN CHAN*
SILVIA COCOZZA*
EDMUND GAFFNEY*
CHRISTOPHER D. HEINZ*
VIRGINIA JULIANO*
D. MICHAEL HARLAN*
MARIA RUVIO*
GAETANO RUVIO*
RODGERS CHRIS BUSBEE*
KURT SCHNAUBELT*
JACOBSON PARTNERS PROFIT SHARING PLAN*

By:	/s/ Benjamin R. Jacobson

Benjamin R. Jacobson, as Attorney in Fact

Page 56 of 66 pages

Exhibit Index

Exhibit Number	Exhibit Description

1	Assignment Agreement with Childcare Associates
2	Assignment Agreement with KD Partners II

Page 57 of 66 pages